NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

Solano Gold Project and Corporate Update

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

February 20, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce that by way of acquisition and staking the company has now assembled the Solano Gold Project. Novawest will have a one hundred percent interest in the Solano Gold Project subject only to a 2% NSR on four of the claims. The Company has the right to purchase one half of the NSR from the Vendors for one million dollars.

The Solano property encompasses 7 contiguous mineral claims (45 claim units) straddling Baden and Argyle Townships in Larder Lake Mining District, northeastern Ontario. Situated in the Matachewan/Larder Lake Gold Camp the Solano Gold Project is 35 miles west of the town of Kirkland Lake on Highway 66 and 10 miles north-northwest of the town of Matachewan. The Kirkland Lake gold camp is one of the world's most significant sources of gold and has produced approximately 35 million ounces of gold to date.

The property contains several historic gold showings dating back to 1917. There are no geological mine plans or drill logs dating from the 1927-35 underground work carried out. This early exploration identified the Discovery vein, Adit vein, Creek vein and Thesaurus Mine showings. Exploration on some of the property in the late 1980's resulted in some very interesting showings. The work involved surface stripping, trenching and sampling. Extensive bulldozer and backhoe stripping discovered a large carbonate zone carrying interesting gold values. Assessment Files with the Ontario Ministry of Mines contain historical data and assays from surface and trench sampling on the property that indicate that one quartz vein zone near Strike Lake yielded gold values as high as 1.285 oz/ton Au. Wallrock, another sub-parallel or transverse structure to the known Richore vein returned assays to 16% copper. There is also a considerable amount of interesting data regarding gold samplings on the property dating back to the 1920's. The company plans to undertake an in-depth analysis and confirmation of the existing data on file and then formulate a plan utilizing current technology and expertise to undertake an extensive exploration program including surface sampling, geophysics and diamond drilling.

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Three of the claims were staked directly by Novawest, and the remaining 4 claims were purchased under an option agreement that provides for Novawest to pay the vendors two thousand dollars and one hundred thousand common shares of the company in two traunches of fifty thousand each, upon exchange approval.

In other business the Company reports that Christopher B. Chu has resigned as Executive Vice-President to attend to other business matters. The Company wishes Mr. Chu continued success in his endeavours.

In addition, the Company's Qualifying Report on the recently announced Solarus Gold Project, situated in the Geraldton-Beardsmore mining district is nearing completion and expected in approximately one week. Once its geological team has had an opportunity to review the Qualifying Report in detail the Company will make a decision on whether to develop the Solarius Project on its own or joint venture the project. The Solarus encompasses 61 claim units totaling approximately 2,440 acres, situated 360 kms northeast of Thunder Bay, Ontario in the eastern extension of the Beardmore-Geraldton Greenstone Belt, and directly north of the Hemlo-Schrieber gold district, which produces 25% of the gold production in Canada. The Beardmore-Geraldton camp has produced in excess of 4 million ounces of gold to date.

The Company invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.